
Magnolia.Fund
It's Your Neighborhood, Own It.
We Just Launched!
Our Community Round
is Live on Wefunder
Invest, share & spark the future of
wealth creation in the East End.
WEFUNDER

**magnolia.fund**
Magnolia Park

**magnolia.fund** It took a ton of love and support to get here, but @magnolia.fund is finally open to anyone to invest in the future of economic development in the #EastEnd!
See link in bio ⬆️ for important disclosures.
📣 Invest and share - We're launching a community kitchen, run by experts in the culinary arts, funded and owned by locals just like you!
#eastend #magnoliapark #htown #invest #local #community #ownership #equity

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